OMB APPROVAL

UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
Washington, D.C. 20549	Estimated average burden
hours per response.....11

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                )*

Elite Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

28659T200

(CUSIP Number)

Andrew Giles Freda, Esq., Edwards & Caldwell LLC
1600 Rt. 208 North, Hawthorne, NJ 07506 (973) 636-0500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 28659T200

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Atul M. Mehta

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure or Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

U.S.

	7	Sole Voting Power

Number of		2,175,000

Shares
Beneficially	8	Shared Voting Power

Owned by		312,700

Each
Reporting	9	Sole Dispositive Power

Person		2,175,000

With
	10	Shared Dispositive Power

312,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,487,700

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

21.5%

14	Type of Reporting Person

IN

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

2

Item 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, $0.01 par value per share (the “Elite Common Stock”), of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 165 Ludlow Avenue, Northvale, New Jersey 07647.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is filed by Atul M. Mehta (the “Reporting Person”).

(b)	The business address for the Reporting Person is c/o Andrew Giles Freda, Esq., Edwards & Caldwell LLC, 1600 Route 208 North, Hawthorne, New Jersey 07506.

(c)	The Reporting Person was the former Chairman, President and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

Item 4.	PURPOSE OF TRANSACTION.

      The Reporting Person is the founder and former Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Actions of the Board of Directors and certain individuals prior to June 3, 2003, resulted in substantial interference with the Reporting Person’s ability to perform his duties under the employment agreement, and therefore the Reporting Person tendered his formal resignation to the Company on June 3, 2003. Actions of the Board of Directors and certain individuals have otherwise violated the Reporting Persons’ legal rights. The Reporting Person may seek legal recourse against the Company, the Board of Directors and/or certain individuals, as he deems appropriate under the circumstances. The Reporting Person may sell or purchase additional shares of the Company’s securities as he deems appropriate.

Item 5.	INTEREST IN THE SECURITIES OF THE COMPANY.

(a)	As of July 3, 2002, and the date of this Statement (i) The Reporting Person beneficially owns 2,487,700 shares of Elite Common Stock, which represents approximately 21.5% of Elite Common Stock (based on the outstanding number shares of Elite Common Stock reported in the Issuer’s

Form 14A filed November 13, 2002, increased by the number of shares which the Reporting Person could control through the exercise of vested options).

(b)	The Reporting Person has the sole power to vote or direct the vote of the 2,175,000 shares of Elite Common Stock and the sole power to dispose of or to direct the disposition of such 2,175,000 shares of Elite Common Stock. The Reporting Person has the shared power, along with his wife Asha Mehta, to vote or direct the vote of the 312,700 shares of Elite Common Stock and the shared power to dispose of or to direct the disposition of such 312,700 shares of Elite Common Stock.

(c)	No transactions involving the Elite Common Stock have been effected during the past 60 days by the Reporting Person.

(d)	n/a

(e)	n/a

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

There exists an agreement between the Issuer and the Reporting Person which was the basis of the Reporting Person’s previous employment with the company.

2

Item 7. Material to Be Filed as Exhibits

None

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     July 3, 2003

Date

     /s/ Atul M. Mehta

Signature

     Atul M. Mehta/ Shareholder

Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (Sec 18 U.S.C. 1001)

7